
10032341



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46057

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **7/1/2009** (mm/dd/yy) AND ENDING **6/30/2010** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Fortrend Securities, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 W. Fourth Street, Suite 22
(No. and Street)

Reno	**Nevada**	**89503**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Forster **61 03 9650 8400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Joseph Forster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fortrend Securities, Inc.**, as of **June 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

SARA DAVIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6155934
Qualified In Bronx County
My Commission Expires November 20, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortrend Securities, Inc.
June 30, 2010

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholder
Fortrend Securities, Inc.
Reno, Nevada

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. as of June 30, 2010 and the related consolidated statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



September 22, 2010

Fortrend Securities, Inc.

Consolidated Statement of Financial Condition

June 30, 2010

Assets		
Cash	$	6,158
Due from clearing broker		424,008
Deposit with clearing broker		250,000
Accounts receivable, net of $314,843 allowance for doubtful accounts		148,916
Income tax receivable		95,766
Total Assets	$	924,848
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	21,208
Accrued compensation		38,000
Due to affiliate		69,640
Total Liabilities		128,848
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		55,622
Paid in capital		226,167
Retained earnings		514,211
Total Stockholder's Equity		796,000
Total Liabilities and Stockholder's Equity	$	924,848

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Income (Loss)

For the Year Ended June 30, 2010

Revenue	
Commission revenue	$ 617,032
Investment banking revenue	806,481
Interest, trading and other income	101,651
Total Revenue	1,525,164
Operating Expenses	
Office and administrative expenses	368,918
Compensation	454,862
Bad debt expense	314,843
Professional fees	64,871
Information services	36,903
Clearing fees	25,891
Interest expense	8,204
Other operating expenses	57,231
Total Operating Expenses	1,331,723
Net Income (Loss)	$ 193,441

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2010

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
June 30, 2009	$ 55,622	$ 226,167	$ 320,770	$ 602,559
Net income (loss)			193,441	193,441
June 30, 2010	$ 55,622	$ 226,167	$ 514,211	$ 796,000

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2010

Cash from Operating Activities		
Net income (loss)	$	193,441
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Allowance for doubtful accounts		314,843
(Increase) decrease in:		
Certificates of deposit held outside of the United States		46,664
Securities owned, at market		1,324
Due from clearing broker		120,936
Other receivable		390
Accounts receivable		(463,759)
Income tax receivable		2,991
Increase (decrease) in:		
Accounts payable and accrued liabilities		(68,228)
Accrued compensation		4,000
Due to affiliate		(146,660)
Total Cash Provided from Operating Activities		5,942
Net Increase in Cash and Cash Equivalents		5,942
Cash and cash equivalents at beginning of period		216
Cash and Cash Equivalents at End of Period	$	6,158

Supplemental Disclosures:		
Interest paid	$	8,204

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Consolidated Financial Statements

June 30, 2010

1. Organization

Fortrend Securities, Inc. (the "Company") a Delaware corporation, was incorporated on March 8, 1992, and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the Financial Industry Regulatory Authority ("FINRA") on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned Australian subsidiary, Fortrend Securities Pty. Ltd. (the "Subsidiary"). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

2. Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned Subsidiary. The Company is engaged in the brokerage of securities and investment banking services.

Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board ("FASB") issued the Accounting Standards Codification ("Codification"). Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The Codification is intended to reorganize, rather than change, existing GAAP. Accordingly, all reference to currently existing GAAP have been removed and have been replaced with plain English explanations of the Company's accounting policies. The adoption of the Codification did not have a material impact on the Company's financial position or results of operations.

Security Transactions
Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than the deposit at clearing broker, to be cash equivalents.

Securities Owned
Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

2. Significant Accounting Policies (Continued)

Use of Estimates
The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Foreign Currency
Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in interest, trading and other income in the accompanying consolidated statement of net income (loss).

Income Taxes
The Company and its Subsidiary are included in the consolidated federal tax return of the parent. The subsidiary files tax returns on a stand-alone basis in Australia. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

Accounts Receivable
Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing account receivable.

3. Related Party Transaction

Painewebber Pty. Ltd. ("Painewebber") an Australian company under common control charges the Company for overhead and other occupancy expenses including rent utilized by the Company's Australian operations. During the year ended June 30, 2010, the Company paid Painewebber $403,193 for overhead expenses which are included in office and administrative expenses on the accompanying consolidated statement of income (loss). As of June 30, 2010, $69,640 is due to Painewebber. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets as of June 30, 2010 are as follows:

Deferred tax assets	
Federal	$ 110,238
State	0
Australian	4,108
Subtotal	114,346
Valuation allowance	(114,346)
Net deferred taxes	$ 0

Deferred tax assets and liabilities are primarily the result of federal and Australian net operating loss ("NOL") carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2010, the Company had federal NOL carryforwards of $99,614 and Australian NOL carryforwards of $13,692 that may be used to offset future taxable income. The federal NOL carryforwards are due to expire in 2030. A valuation allowance of $114,346 has been established for those deferred tax assets that will more likely than not be unrealized. This is an increase of $5,768 from the prior year's valuation allowance. There is no current year provision for federal or state taxes.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2010, the Company's net capital was $548,471 which exceeded the requirement by $448,471.

6. Deposit with Clearing Broker

The Company's clearing organization, Pershing, requires that it maintain at least $250,000 in deposits.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

7. Financial Instruments with Off-Balance-Sheet Credit Risk (Continued)

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

As of September 27, 2010, the Company began using Legent Clearing LLC as their new clearing broker.

The Company has evaluated subsequent events through September 22, 2010, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of June 30, 2010

Net Capital	
Total stockholder's equity	$ 796,000
Less: Non-allowable assets	
Cash held outside of the United States	5,546
Accounts receivable, net of allowances	146,217
Income tax receivable	95,766
Total non-allowable assets	247,529
Net Capital	$ 548,471
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $128,848 or $100,000 whichever is greater	100,000
Excess Net Capital	$ 448,471

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2010)

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2010	$ 437,306
Increase in stockholder's equity	255,199
Increase in non-allowable assets	(144,034)
Net Capital per Above Computation	$ 548,471

See independent auditor's report and accompanying notes.

Fortrend Securities, Inc.

Schedule II

Computation of Determination of Reserve Requirements Under

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Pershing, LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2010

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

See independent auditor's report and accompanying notes.

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholder
Fortrend Securities, Inc.
Reno, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of June 30, 2010 (the Company), as of and for the year ended Fortrend Securities, Inc., in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended June 30, 2010, and this report does not affect our report thereon dated September 22, 2010.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



September 22, 2010

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

SIPC Supplemental Report

To the Stockholder
Fortrend Securities, Inc.
Reno, Nevada

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Fortrend Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Fortrend Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fortrend Securities, Inc.'s management is responsible for the Fortrend Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



September 22, 2010

SIPC-7 (32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046057 FINRA JUN
FORTREND SECURITIES INC
1163 WAGON WHEEL CIR
RENO NV 89503-3145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1590.

B. Less payment made with SIPC-6 filed (exclude interest) ( )

26 Aug 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1590

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1590

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1590

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Fortrend Securities Pty Ltd

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Fortrend Securities Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President.
(Title)

Dated the 26 day of Aug, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

Fortrend Securities, Inc.

Consolidated Annual Audit Report

June 30, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Fortrend Securities, Inc.

Consolidated Annual Audit Report

June 30, 2010

ERNST WINTTER & ASSOCIATES
Certified Public Accountants